UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 28th, 2007

MATERIAL EVENT

Mr. Alberto Etchegaray de la Cerda
Superintendent
Superintendence of Securities and Insurance

Ref.	Communication of a Material Event about the
Prepayment of Bonds Series B-1 and B-2.

Dear Mr. Superintendent:

In compliance with  which is established in article 9 and second clause of article 10 of Law Number 18.045 and in letters B and C of paragraph 2.2 of Section II of the General Regulation Number 30 issued by that Superintendency, we hereby inform your office the following MATERIAL EVENT related to Distribución y Servicio D&S S.A. (“D&S”):

During an ordinary session that was held on the 27th of February, 2007, the Board of Directors of D&S approved for the corporation to proceed and rescue (pre-pay) all the Bonds  Series B-1 and B-2 issued by the same on the account of the issuance that was registered at the Superintendence of Securities  dated November 15, 2000 under number 237. The prepayment shall take place together with the payment of the thirteenth coupon of Series B-1 and B-2, that is, the next 2nd of April , 2007 (hereinafter, the “Prepayment Date”). The full prepayment of the Bonds implies a full disbursement of prepayment to this date that is equivalent to 200.000 unidades de fomento  for the capital that corresponds to Series B-1, and to 1.000.000 unidades de fomento, also for the capital, which corresponds to Series B-2. The company shall also pay for the interests accrued and outstanding to the date of the cash payment of the corresponding bonds.

The prepayment will be made in order to reduce the financial costs of D&S , reduction that will have a positive effect but not material  in the company.

Cordially yours,

Enrique Ostalé Cambiaso
General Manager
Distribución y Servicio D&S S.A.
CC.	Santiago Stock Exchange
Electronic Stock Exchange Chile
Valparaiso Stock Exchange
Risk Rating Commission
New York Stock Exchange (NYSE), USA
Latibex, Madrid Stock Exchange, Spain

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: March 1, 2007